Voluntary Exchange Offer Frequently Asked Questions
May 11, 2006

TOPICS:

•	ABOUT THE VEO & ELIGIBILITY

•	VESTING

•	LEAVING THE COMPANY

•	RESTRICTED SHARES/RSUS

•	PARTICIPANT STATEMENT

•	DETERMINING SHARE AWARDS

•	MAKING YOUR DECISION

•	MAKING YOUR ELECTION

•	SMITH BARNEY ACCOUNT INFORMATION

•	WORKSHOPS & VEO INFORMATION LINE

•	TAXES AND DIVIDENDS

•	OTHER

ABOUT THE VEO & ELIGIBILITY

What is the Voluntary Exchange Offer (VEO)?

The Voluntary Exchange Offer gives eligible employees the opportunity to exchange outstanding stock options to purchase shares of CBS Corporation (CBS) Class B Common Stock for restricted shares (for eligible employees subject to U.S. income tax) and restricted share units (RSUs) (for other eligible employees) of CBS Class B Common Stock with a new vesting period.

When is the VEO being offered?

The VEO commenced on May 3, 2006 and is expected to conclude at 12:00 Midnight EDT on May 31, 2006 (unless the VEO is extended by CBS).

Who is eligible to participate in the VEO?

To be eligible to participate in the VEO, you must be an active employee (full-time or part-time) of CBS or one of its majority-owned subsidiaries as of May 3, 2006, and you must remain continuously so employed through the expiration of the VEO, and hold outstanding, vested or unvested, stock options granted prior to January 1, 2006. Employees on an approved leave of absence as of the expiration of the VEO are also eligible to participate.

What is an authorized leave of absence for purposes of being eligible for the VEO?

Approved leaves of absence include short-term and long-term disability, leave under the Family Medical Leave Act, military leave pursuant to regulations under the Uniformed Service Employment and Reemployment Rights Act, and personal leaves for which prior approval has been obtained. In all cases, your leave of absence will not be considered an approved leave of absence if, pursuant to the guidelines and policies applicable to your leave of absence from the subsidiary or division for which you work, you are required to return to work on or before the expiration of the VEO and you fail to do so.

How many employees are eligible to participate in the VEO?

At CBS, approximately 13,000 employees or more than half of all employees have outstanding stock options through a variety of incentive programs that are eligible for participation in the VEO.

Why is CBS making the VEO to employees?

The VEO is intended to accomplish a number of important objectives. First, by reintroducing vesting restrictions on restricted shares and RSUs where today the vast majority of options are fully vested, CBS expects to significantly improve the retentive effects of its long-term incentives to ensure the continuity of its employees. Second, by providing long-term incentives in the form of restricted shares and RSUs, CBS hopes to reinforce the ‘‘ownership culture’’ among its employees and more closely align employees’ interests with those of its stockholders. Finally, CBS expects that, upon completion, the VEO should reduce the potential dilution associated with its long-term incentive plans.

Are all stock option grants eligible for exchange?

No, stock option grants awarded after December 31, 2005 are not eligible for the VEO. Additionally, previously granted Restricted Share Unit awards are not eligible for the VEO.

What is the grant date for restricted shares or RSUs awarded in the VEO?

The grant date is the first business day after the expiration of the VEO, which is expected to be June 1, 2006.

What interest rate, if any, applies to accrued dividends during the restricted period?

Dividends will accrue on restricted shares and dividend equivalents will accrue on RSUs and be paid in cash at the time of vesting; however, the dividends and dividend equivalents will not be credited with any interest or other return between the date they accrue and the date they are paid to you.

VESTING

Is there a new vesting period for the restricted shares or RSUs? What if my options are already vested?

Yes, there is a new vesting period for the restricted shares or RSUs. Even if an employee’s eligible options are already vested, the restricted shares or RSUs will be subject to the new vesting requirements.

What are the vesting requirements?

The restricted shares or RSUs you receive in the VEO will vest in two 50 percent installments on the second and third anniversaries of the date of grant.

When the pension plan changed to Fund-the-Future, the stock options had vesting periods that I’ve since met. Why do I have to meet these new vesting requirements?

Assuming that you satisfy the vesting requirements, restricted shares and RSUs may present a greater likelihood of delivering economic value to eligible employees than stock options. Even if the trading price of the CBS Class B Common Stock declines, restricted shares and RSUs will continue to have some value. On the other hand, eligible employees cannot realize any intrinsic value from their stock options when the trading price of the CBS Class B Common Stock is less than the exercise price of the option.

What if I take part in the exchange and I leave CBS before they vest?

Unless you have an employment agreement that provides otherwise, you will forfeit all of your unvested restricted shares or unvested RSUs (including any accrued dividends or dividend equivalents thereon) if your employment with CBS and its majority-owned subsidiaries terminates for any reason. Termination of employment will not affect your rights in any restricted shares that have vested before your employment terminates or in any shares of Class B Common Stock that you receive upon the vesting of RSUs before your employment terminates.

Why are vesting requirements for VEO different from Fund-the-Future restricted stock unit grants?

CBS is a new company and a new vesting period is being introduced for shares exchanged through the VEO to help retain employees and align our objectives with shareholders.

To realize the value of the restricted shares or RSUs, I have to be at CBS for two to three years. How do I know if I will be here?

You need to consider what your short-term and long-term outlook is for employment at CBS. You may wish to speak with your own financial planner about what you should consider regarding this.

Is there partial vesting after two years?

Yes, the shares will vest 50 percent after two years from the grant date in 2008 and the remaining 50 percent after the third year in 2009.

Did all stock options except 2005 grants vest at the Viacom split?

No, not all stock options vested at the Viacom split. Back on March 8, 2005, Viacom accelerated all unvested options under the Viacom 1997 and 2000 plans if the grant price was equal or greater than $38, and if the options were granted before May 20, 2004. This was only done for active employees, and it included U.S. and non-U.S. participants.

Will the restricted shares or RSUs I receive in the VEO vest if I’m on an authorized leave of absence?

Yes, as long as you are not deemed separated from service, your restricted shares or RSUs will vest as scheduled.

LEAVING THE COMPANY

If I tender my option shares for restricted shares or RSUs and quit, what happens to my shares?

If your employment is terminated and the restricted shares or RSUs are vested, they are yours to keep. If your employment is terminated before the restricted shares or RSUs have vested, you will forfeit the unvested portion of the restricted shares or RSUs received through the VEO.

I am retiring in a year or so. Does that mean this program isn’t good for me?

You need to evaluate the length of your career horizon at CBS when making your decision. Bear in mind that unvested shares are forfeited upon termination or retirement.

If I’m laid off, what happens to the restricted shares or RSUs?

If you are laid off before the vesting periods are reached, the restricted shares or RSUs are forfeited.

I left the company and came back. Are my prior Fund-the-Future grants eligible?

Yes, as long as the options have not expired they are eligible for exchange.

If I had Fund-the-Future grants and leave the company prior to May 3, can I exchange those options?

No, you must be actively employed at the start and close of the offer period.

If I exchange my options and go out on LTD or any other authorized leave of absence, will the shares continue to vest?

You must be considered an active employee to vest in restricted shares or RSUs. Please check with your division’s rules on when you are no longer considered an active employee under LTD or any other authorized leave of absence.

Under what circumstances will I not forfeit my VEO restricted shares or RSUs if I leave CBS before vesting?

Unless you have an employment agreement that provides otherwise, you will forfeit all of your unvested restricted shares or unvested RSUs (including any accrued dividends or dividend equivalents thereon) if your employment with CBS and its majority-owned subsidiaries terminates for any reason.

RESTRICTED SHARES OR RSUS

What are restricted shares?

Restricted shares are shares of CBS Class B Common Stock that are subject to forfeiture and restrictions on transfer prior to vesting. Restricted shares may not be sold, transferred, pledged, or assigned until they vest.

Is there a difference between restricted shares and restricted share units (RSUs)?

Restricted shares and RSUs are economically equivalent securities, but there are some distinctions between them. Restricted shares are issued and outstanding shares of CBS Class B Common Stock that are subject to forfeiture and restrictions on transfer prior to vesting. RSUs represent the right to receive shares of CBS Class B Common Stock upon vesting. Like restricted shares, RSUs are subject to forfeiture prior to vesting, and they may not be transferred.

Why is CBS offering restricted shares to eligible employees who are subject to U.S. income tax and RSUs to other eligible employees?

CBS has been advised that grants of RSUs would potentially subject eligible employees who are U.S. taxpayers to disadvantageous tax consequences under U.S. federal income tax rules applicable to deferred compensation arrangements, whereas grants of restricted shares would not result in adverse tax treatment. Conversely, CBS has been advised that grants of RSUs generally will result in more favorable tax consequences than grants of restricted shares for eligible employees who are not U.S. taxpayers.

Once restricted shares or RSUs have vested, can they be held forever?

Yes, upon vesting you own the shares and can decide when you want to sell them. The shares are treated the same as other stocks you hold and become part of your estate.

PARTICIPANT STATEMENT

I was granted stock options under the Viacom plan. Why aren’t they included in my statement?

After the separation of Viacom and CBS, all outstanding stock option grants were converted to CBS stock options.

In 1999 the pension plan was replaced with Fund-the-Future. Which options represent my Fund-the-Future grants on the Participant Statement?

Fund-the-Future grants were issued annually (generally on the first business day in April) and include the following option dates:

•	4/1/99

•	4/3/00

•	4/2/01

•	4/1/02

•	4/1/03

•	4/1/04

•	4/1/05

My Participant Statement lists my out-of-the-money and in-the-money grants but the stock price does not match the current trading price. How were the grants determined to be out-of-the-money or in-the-money?

The reference price of $24.9340 was determined by calculating the average of the closing prices of CBS Class B Common Stock on the New York Stock Exchange for the five consecutive trading days ending on April 26, 2006 (which was the fifth trading day preceding the commencement of the VEO). This reference price will remain applicable throughout the VEO, regardless of any fluctuations in the CBS Class B Common Stock price during the VEO.

Is the information on the Participant Statement frozen with respect to the exchange?

Yes.

What happens if during the offer period one of my out-of-the-money options goes in the money?

You can exercise any exercisable portion during the offer period and/or exchange your out-of-the-money option grant for restricted shares.

If I have an in-the-money option during the offer period, can I exercise the vested portion?

Yes, you can exercise any exercisable portion of an in-the-money eligible option during the offer period.

Does Nonqualified mean what’s eligible and what’s not?

No. All option grants that appear on the Participant Statement are eligible for the VEO. NQ is a nonqualified stock option which is just one type of stock option. The majority of stock options granted by CBS are nonqualified stock options, not incentive stock options (ISO).

Will my Participant Statement be sent by e-mail or mailed to my home?

It will be mailed to your home address on file.

DETERMINING SHARE AWARDS

How are restricted share awards determined?

The number of restricted shares or RSUs that you will be entitled to receive in the VEO will be calculated by dividing (i) 75 percent of the attributed value of options that you properly tender by (ii) $24.9340 (the reference price for CBS Class B Common Stock). The attributed value of your stock options was determined using a commonly-used option pricing model, the Black-Scholes valuation method.

Why are restricted share awards valued at 75 percent of stock option awards?

Assuming that you satisfy the vesting requirements, restricted shares and RSUs may present a greater likelihood of delivering economic value to eligible employees than stock options. Even if the trading price of the CBS Class B Common Stock declines, restricted shares and RSUs will continue to have some value. On the other hand, eligible employees cannot realize any intrinsic value from their options when the trading price of the CBS Class B Common Stock is less than the exercise price of the option. Options therefore present greater market-price risks. Because of the different risk profile of restricted shares and RSUs, on the one hand, and options, on the other hand, the CBS Board of Directors believes it is fair and appropriate to offer eligible employees restricted shares or RSUs whose value is less than 100% of the value attributed to the employee’s eligible options.

Is the 75 percent exchange rate comparable to what other companies do in these types of offers?

The VEO is a unique program in the industry and one of the first of its kind to offer restricted shares in exchange for stock options. Because of this, it is difficult to benchmark against other company exchange offers.

What is the Black-Scholes model?

The Black-Scholes model is a commonly-used method for pricing stock options. It uses assumptions including expected life, volatility, the risk-free rate and the dividend yield. The formula was applied to each out-of-the-money and in-the-money option grant to determine the Black-Scholes value for the option.

What is the valuation date for the Black-Scholes value?

The valuation date is April 26, 2006. The Black-Scholes value for each option grant is frozen as reflected on your Participant Statement and will not change during the offer period.

Is there a different Black-Scholes valuation for each grant?

Yes, because the Black-Scholes formula takes into account the length or term of the option and strike price, the Black-Scholes value for each grant is different.

The communications state that the Black-Scholes value will be truncated if it results in a fraction. Is it possible for the number of restricted shares to equal less than 1?

Yes, it is possible for a particular stock option grant to equal zero shares eligible for exchange through the VEO.

MAKING YOUR DECISION

What decisions do employees have to make to participate in the VEO?

You will have to make two decisions about your stock options:

1.	Whether to exchange all or none of your out-of-the-money eligible options (the exercise price is equal to or greater than $24.9340) for restricted shares or RSUs; and

2.	Whether to exchange all or none of your in-the-money eligible options (the exercise price of the option is less than $24.9340) for restricted shares or RSUs.

Regardless of whether the eligible options are out-of-the-money or in-the-money, each decision applies to all option grants within that category.

Can I exchange just part of my out-of-the-money or in-the-money options?

No, you are required to exchange all of your out-of-the-money eligible options and/or all of your in-the-money eligible options if you wish to participate in the VEO.

All my grants are out-of-the-money, but some grants are close to being in-the-money. Do I have to make one decision for all the grants?

Yes, you have one choice to make with respect to your out-of-the-money eligible options.

What if I want to exercise a portion of my vested stock options and then exchange my remaining stock option grants for restricted share or RSU awards?

You may exercise vested options or the exercisable portion of your option grants throughout the VEO program until it terminates at 12:00 Midnight EDT on May 31, 2006 (unless CBS extends the offer). At that point, the election you made to exchange your out-of-the-money and/or in-the-money eligible options will be effective as to your remaining options.

What if I don’t have money to buy the options, am I better off exchanging them?

Options can be exercised in a cashless exercise so shares are sold to cover the option cost and taxes without any out-of-pocket costs to you. A cashless exercise is a transaction that is used when exercising employee stock options. Essentially, Smith Barney, CBS’s authorized broker, is loaning you enough money to exercise the options. You then simultaneously sell enough shares to pay for the purchase including taxes and any fees.

What do I do if I don’t want to participate in the VEO?

The VEO is a voluntary offer. If you do not want to participate, simply do not take any action.

What happens if I decline participation in the VEO?

If you choose not to participate in the VEO, your outstanding options will remain outstanding and the current terms and conditions will continue to apply.

MAKING YOUR ELECTION

How do I make my election in the offer?

You may make an election in the VEO by phone, fax or e-mail.

•	To make an election in the VEO by phone, call the VEO Information Line at (800) 259-3638 or (201) 872-5800. The VEO Information Line is available from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday (excluding Memorial Day), from May 3, 2006 to May 31, 2006. (On May 31, 2006, or the last day of the offer period if extended, the VEO Information Line will be available until 12:00 Midnight EDT.)

•	To make an election by fax or e-mail, you must complete a Letter of Transmittal that can be downloaded at http://HR.CBS.com or that was included with the VEO materials previously mailed to you.

•	Fax the Letter of Transmittal toll-free to (866) 710-0165 or from an international location to (201) 477-6627.

•	E-mail the Letter of Transmittal to CBS.VoluntaryExchangeOffer@ey.com.

Do I have a certain number of days to withdraw my election?

You may withdraw your previous tender of eligible options at any time before the expiration of the offer period, which is currently scheduled for 12:00 Midnight, Eastern Daylight Time, on May 31, 2006. Your election on file at the close of the offer will stand.

Will I receive confirmation of my election?

Yes, within 2 business days of an election a confirmation statement will be e-mailed to a valid CBS domain or mailed to the home address if a CBS e-mail address is not available.

Will I receive a confirmation if I change my election during the offer period?

Yes, a new confirmation statement will be sent within 2 business days after an election is made.

How will confirmations be sent?

Confirmations will be e-mailed to a valid CBS domain or mailed to the address on file with CBS if a valid CBS domain e-mail address is not available.

Should I keep the confirmation statement?

Yes, you should keep the confirmation statement for your records.

SMITH BARNEY ACCOUNT INFORMATION

Where can I get more information about my stock option grant history?

The Smith Barney site at www.benefitaccess.com is the source for all employee stock option grant information and documentation. Here you can view your grant history and exercise an option grant online. If you have not yet registered for or activated a Smith Barney account, please go to www.benefitaccess.com.

Can I exercise my stock options without using the Smith Barney website?

Yes. To exercise stock options via the phone, you must speak with a Smith Barney Customer Service Representative by calling (877) 203-7047 toll-free or (212) 615-7081 internationally.

Is the information in the Participant Statement the same information available on the Smith Barney website?

No, the Participant Statement only includes those option grants eligible for the VEO. The Smith Barney website will likely include RSU’s and stock option grants issued after December 31, 2005.

Will there be a Blackout Period?

At the close of the offer period, which is currently scheduled for May 31, 2006, a blackout period will be implemented so that elections made through the VEO can be processed and reconciled. During the blackout period employees eligible for the VEO will be unable to exercise any options to purchase shares of CBS common stock through Smith Barney. All employees eligible for the VEO will be affected by the blackout regardless of whether they participate in the VEO.

Will the Blackout Period affect transactions of other CBS stock, such as in my 401(k)?

No, the blackout period will not affect transactions in the CBS stock fund of the 401(k) plan or any shares you hold outside of your Smith Barney account.

How long will the Blackout Period last?

The blackout period is expected to extend for approximately 12 business days and be in effect from June 1, 2006 to June 16, 2006.

Will the Smith Barney website show my election?

Your Smith Barney account will be updated during the blackout period following the close of the offer to reflect any election(s) that you made on the VEO.

Can International employees access the Smith Barney website?

U.S., Canada and U.K. employees can access the Smith Barney website. Other International employees must call and speak to a Smith Barney representative.

WORKSHOPS & VEO INFORMATION LINE

I’m not sure I understand the program, where can I get help?

CBS has engaged Ernst & Young LLP to provide education and assistance about the VEO. Education and information services administered by Ernst & Young includes live workshops, telephonic and web-based sessions. Live sessions are available to employees. Spouses or partners and financial planners may participate in telephonic and web-based workshops. Additionally, personal assistance with an Ernst & Young representative is available via the VEO Information Line so that you can discuss your individual situation. The VEO Information Line can be reached at (800) 259-3638 or (201) 872-5800 from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday, excluding Memorial Day, from May 3, 2006 through May 31, 2006.

I haven’t received any communications. How do I know if I have any stock options to exchange?

If you haven’t received a Participant Statement by May 10, 2006, please call the VEO Information Line at (800) 259-3638 or (201) 872-5800 from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday to find out whether you have any option grants to exchange.

How can I speak with an Ernst & Young representative?

To speak with an Ernst & Young representative, call the VEO Information Line at (800) 259-3638 or (201) 872-5800 from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday. And, if you prefer, you may call the same number to make an appointment with a representative.

Can my spouse and/or broker be present for my appointment?

Yes, employee spouses or partners and financial planners are encouraged to participate in workshop sessions available by phone or the web. You may also include your spouse or partner or financial planner in an appointment with an Ernst & Young representative to ensure they understand the VEO and its terms and conditions. The employee must give authorization for a spouse or partner or financial advisor to speak to an Ernst & Young representative.

What security measures are in place to verify that I am empowering my financial planner to make a decision for me?

To assure the security of VEO participants, you will be required to identify yourself through a series of personal questions and explicitly state that you are authorizing your financial planner and/or spouse as your designee.

Is there a cost to use the VEO Information Line?

No, there is no cost to employees to use the VEO Information Line for guidance with the VEO only.

I have multiple grants. How do I know what makes sense for me?

To discuss your specific grant history, you may wish to call the VEO Information Line and speak with an Ernst & Young representative who has access to modeling tools to assist you in your decision.

Can someone just tell me what to do?

No, the decision of whether to participate in the VEO must be yours as only you know what is best for your particular circumstances. However, recognizing that this is an important decision for you and your family, we have enlisted the services of Ernst & Young to help educate you about the program and its potential impact. We encourage you to take advantage of all program resources at your disposal so that you and your family can make an educated and informed decision.

How do I enroll in a workshop?

To enroll in a workshop, call the VEO Information Line at (800) 259-3638 or (201) 872-5800. The VEO Information Line is available from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday (excluding Memorial Day on Monday, May 29, 2006).

Will there be a Webex version of the workshop?

No. We will have streaming video accessible from the web.

Where can I download workshop slides?

The workshop slides will be available at http://HR.CBS.com at the commencement of the training sessions.

Where can employees on leave or other employees who do not have access to the web get workshop slides?

Union employees and employees on leave will receive the workshop materials mailed to their home. We recognize that this may occur and we have created other ways in which employees can get information: teleconferences, intranet access, and the VEO Information Line.

Can the VEO Information Line e-mail me my statement or election confirmation to my home e-mail address?

No, the VEO Information Line can only e-mail your statement or election confirmation to your CBS domain e-mail address. If you do not have a CBS domain e-mail address, the VEO Information Line can mail you your statement or election confirmation to the address you have on file with CBS Human Resources.

TAXES AND DIVIDENDS

Is there an income tax implication on the date of exchange?

No, there is no tax implication on the date of exchange.

How are dividends paid?

During the vesting period, restricted shares will accrue dividends and RSUs will accrue dividend equivalents, whenever CBS pays a cash dividend on outstanding shares of CBS Class B Common Stock. Accrued dividends and dividend equivalents will be subject to vesting on the same terms and conditions as the underlying restricted shares or RSUs and will be paid in cash when the underlying restricted shares or RSUs vest.

After the stock vests, will I continue to get dividends?

If you continue to hold the stock you will get dividends just like any other stockholder.

Are my dividends paid in cash or reinvested?

Unless you explicitly tell Smith Barney to pay dividends in cash, they will be reinvested in shares of CBS Class B Common Stock.

Will dividends be included in my paycheck?

Yes, dividends will accrue on the restricted shares and dividend equivalents will accrue on RSUs and be paid in cash in your paycheck upon vesting.

After my dividends are paid out, can they be automatically reinvested in CBS stock?

Unless you explicitly tell Smith Barney to pay dividends in cash, they will be reinvested in shares of CBS Class B Common Stock.

Will my dividends be taxed at a different rate?

The IRS makes a distinction with respect to qualified dividends. However, the accrued dividends resulting from restricted shares or RSUs do not fall under the category of qualified dividends and will be taxed as ordinary compensation income. If CBS pays qualified dividends once you hold shares of CBS Class B Common Stock after the vesting period, they are taxed as qualified dividends if you meet the holding requirement of holding the stock more than 60 days in the 120 day period that starts 60 days before the ex-dividend date.

Can I pay cash to cover the tax for restricted shares or RSUs granted under the VEO once they vest?

No, CBS will retain a portion of the restricted shares or RSUs that vest in order to satisfy your withholding tax obligation with respect to vested shares or RSUs.

OTHER

Will I receive stock option grants in the future?

Future grants of stock options, and other equity based compensation awards, are subject to the discretion of the CBS Board of Directors and its Compensation Committee and, if granted, would be subject to the terms and conditions of the various compensation programs.

How do I reach my local Human Resources representative to request additional copies of documents referred to in the offer?

The easiest way would be through the website, http://HR.CBS.com.